Exhibit 21

Ener1, Inc.
Subsidiaries

Name	Jurisdiction of Incorporation

EnerDel, Inc.	Delaware
EnerFuel, Inc.	Delaware
NanoEner, Inc.	Florida
EnerDel Japan, Inc.	Japan
Ener1 Battery Company	Florida
Ener1 Korea, Inc.*	Republic of Korea
Emerging Power, Inc.**	New Jersey
Ener1 Europe, S.A.S.	France

*	94% owned subsidiary
**	100% owned subsidiary of Ener1 Korea, Inc.